Exhibit 99.1
Sibanye Stillwater Limited
Incorporated in the Republic of South Africa
Registration number 2014/243852/06
Share codes: SSW (JSE) and SBSW (NYSE)
ISIN – ZAE000259701
Issuer code: SSW
(“Sibanye-Stillwater”,”the Company” and/or “the Group”)
Registered Address:
Constantia Office Park
Bridgeview House • Building 11 • Ground Floor
Cnr 14th Avenue & Hendrik Potgieter Road
Weltevreden Park • 1709
Postal Address:
Private Bag X5 • Westonaria • 1780
Tel +27 11 278 9600 • Fax +27 11 278 9863
Website: www.sibanyestillwater.com
MARKET RELEASE
Sibanye-Stillwater Trading statement and operations update for the six months ended 30 June 2022
Johannesburg, 17 August 2022: Sibanye-Stillwater (Tickers JSE: SSW and NYSE: SBSW) provides a trading statement and operating update for the six months ended 30 June 2022 (H1 2022 or the Period).
In terms of paragraph 3.4(b)(i) of the Listing Requirements of the JSE Limited (JSE), a company listed on the JSE is required to publish a Trading statement as soon as it is satisfied that a reasonable degree of certainty exists that the financial results for the next period to be reported on, will differ by at least 20% from the financial result for the previous corresponding period.
Trading Statement for H1 2022
The Group advises that Earnings per share (EPS) and Headline earnings per share (HEPS) for H1 2022, are expected to be between 402 SA cents (26 US cents) and 447 SA cents (29 US cents) compared with EPS and HEPS of 843 SA cents (58 US cents) for H1 2021, representing a decline of 47% to 52% compared to H1 2021.
The decrease in EPS and HEPS for the period compared to the comparative period in 2021 is primarily due to the following:
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A reduction in gold production from the SA gold operations for Q2 2022 due to the industrial action which commenced on 9 March 2022 and was finally resolved on 13 June 2022. In addition and as reported the suspension of processing activities in late December 2021, to allow for the reinforcement of the Beatrix tailings storage facility (TSF), resulted in no ore being processed or sold from the Beatrix operations for Q1 2022
Production from the US PGM operations for Q2 2022 was also significantly impacted by the severe regional flooding in Montana on 12 and 13 June 2022, with the Stillwater operations being suspended for a seven-
week period
Lower relative precious metals prices, with the average rand 4E PGM basket price 19% lower for H1 2022 and the average US dollar 2E PGM basket price 15% lower than H1 2021
This decline in average commodity prices also resulted in the Group recording a 45% decline in share of results of equity-accounted investees after tax compared to H1 2021
These negative financial impacts were partially offset by lower royalties and mining and income taxes
The conversion of rand amounts into US dollar is based on an average exchange rate of R15.40/US$ for H1 2022 and R14.55/US$ for H1 2021. This is provided as supplementary information only.
The financial information on which this trading statement is based has not yet been reviewed or reported on by
Sibanye-Stillwater’s auditors.
Operating update for H1 2022 compared to H1 2021
4E PGM production from the SA PGM operations, including purchase of concentrate (POC) of 849,152 4Eoz, was
9% lower than for the comparative period in 2021. A 9% decrease in underground 4E PGM production to 751,717
4Eoz was partly offset by a 6% increase in surface production of 72,089 4Eoz, with third-party purchase of concentrate treated at the Marikana smelting and refining operations of 25,346 4Eoz, 27% lower due to the winding down of two third party purchase of concentrate contracts in Q4 2021.

Mined 2E PGM production from the US PGM operations of 230,039 2Eoz (H1 2021: 298,301 2Eoz) was 23% lower year-on-year primarily due to the temporary cessation of operations at the Stillwater mine following the regional flooding in Montana on 12 and 13 June 2022 and mining flexibility and labour constraints which continued to impact productivity at both operations. 2E PGM production from the Stillwater mine was 15,000 2Eoz lower compared to Q1 2022 due to the flood impact, with a total 60,000 2Eoz of planned production impacted during the seven-week suspension of operations at the Stillwater mine.
Recycling ounces fed during H1 2022 decreased by 10% to 361,333 3Eoz year-on-year mainly due to ongoing logistical constraints globally and adjustments to the blend ratio of high grade recycle feed following the reduction in volumes of mined concentrate post the flood event.
Production from the SA managed gold operations (excluding DRDGOLD) decreased by 77% in H1 2022 to 3,128kg
(100,568 oz) compared with H1 2021 due to no material gold production occurring during the three-month industrial action and from the Beatrix operation during Q1 2022, due to the suspension of processing operations to allow for precautionary reinforcement and buttressing of the Beatrix TSF from 28 December 2021. Maintenance work on the Beatrix TSF was completed by the end of May 2022.

During Q1 2022, the acquisition of the Sandouville nickel refinery in Le Havre, France was concluded. Sandouville produced 3,499 tonnes of nickel metal, 1,066 tonnes of nickel salts and 113 tonnes of cobalt chloride since acquisition. Integration of the Sandouville refinery continues. Further detail will be provided in our H1 2022 results.
Results webcast and conference call
Sibanye-Stillwater will release its results for the six-months ended 30 June 2022 on Thursday, 25 August 2022 and will host a live presentation shared via a webcast (link:
https://78449.themediaframe.com/links/sibanye210826.html) and conference call (register on:
https://services.choruscall.za.com/DiamondPassRegistration/register?confirmationNumber=4552862&li
nkSecurityString=7ab5fd95a) at 12h00 (CAT) / 06h00 (EST) / 04h00 (MDT).
About Sibanye-Stillwater
Sibanye-Stillwater is a multinational mining and metals Group with a diverse portfolio of mining and processing operations and projects and investments across five continents. The Group is also one of the foremost global PGM autocatalytic recyclers and has interests in leading mine tailings retreatment operations. For more information, visit our website at www.sibanyestillwater.com

Investor relations contact:
Email: ir@sibanyestillwater.com
James Wellsted, Executive Vice President: Investor Relations and Corporate Affairs
Tel: +27 (0) 83 453 4014
Website: www.sibanyestillwater.com

Sponsor: J.P. Morgan Equities South Africa Proprietary Limited
FORWARD LOOKING STATEMENTS
This announcement contains forward-looking statements within the meaning of the “safe harbour” provisions of the United
States Private Securities Litigation Reform Act of 1995. All statements other than statements of historical fact included in this announcement may be forward-looking statements. Forward-looking statements may be identified by the use of words such as “will”, “would”, “expect”, “forecast”, “potential”, “may”, “could”, “believe”, “aim”, “anticipate”, “target”, “estimate” and words of similar meaning.

These forward-looking statements, including among others, those relating to Sibanye-Stillwater Limited’s (“Sibanye-Stillwater”)
future business prospects, financial positions, production and operational guidance, climate and ESG-related statements, targets and metrics, plans and objectives of management for future operations and ability to complete or successfully integrate ongoing and future acquisitions, are necessarily estimates reflecting the best judgement of Sibanye-Stillwater’s senior management. Readers are cautioned not to place undue reliance on such statements. Forward-looking statements involve a number of known and unknown risks, uncertainties and other factors, many of which are difficult to predict and generally beyond the control of Sibanye-Stillwater that could cause its actual results and outcomes to be materially different from historical results or from any future results expressed or implied by such forward-looking statements. As a consequence, these forward-looking statements should be considered in light of various important factors, including those set forth in
Sibanye-Stillwater’s 2021 Integrated Annual Report and annual report on Form 20-F filed with the United States Securities and
Exchange Commission on 22 April 2022 (SEC File no. 333-234096). These forward-looking statements speak only as of the date of this announcement. Sibanye-Stillwater expressly isclaims any obligation or undertaking to update or revise any forward-
looking statement (except to the extent legally required).